                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 10-Q

      |X| QUARTERLY REPORT UNDER SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the six month period ended June 30, 1998.

      |_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

      Commission file number 0-11685-NY

                                  RADYNE CORP.
                                  ------------
             (Exact name of registrant as specified in its charter)

                                    NEW YORK
                                    --------
         (State or other jurisdiction of incorporation or organization)

                                   11-2569467
                                   ----------
                        (IRS EMPLOYER IDENTIFICATION NO.)

                    5225 South 37th Street, Phoenix, AZ 85040
                    -----------------------------------------
                    (Address of principal executive offices)

                                  602-437-9620
                                  ------------
                         (Registrant's Telephone number)

      Indicate by check mark whether the registrant (1) filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such period that the registrant was required to file such reports), and (2) has been subject to such filing requirements, for the past 90 days.

                               YES |X|   NO |_|

      Indicate by check mark whether the registrant filed all documents and reports required to be filed by Section 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

                               YES |X|   NO |_|

            The registrant had 5,931,346 shares of its common stock, par value $.002, outstanding as of June 30, 1998.

             PART I - FINANCIAL INFORMATION
                      RADYNE CORP.
                CONDENSED BALANCE SHEET

                                                        June 30, 1998  December 31, 1997
ITEM 1                                                    Unaudited        Audited
Current Assets:

Cash & Cash Equivalents                                  $    813,648    $    569,692
Account Receivable, less allowance
for doubtful accounts of $17,000 and $15,000                1,621,315       2,359,443
Inventories                                                 4,693,509       5,389,920
Prepaids and Other Current Assets                              51,239          68,076
                                                         ------------    ------------
     Total Current Assets                                   7,179,711       8,387,131
                                                         ------------    ------------
Property and Equipment - Net                                1,390,416       1,322,551
                                                         ------------    ------------
Other Assets:
Designs and Drawings - Net of accumulated amortization
of $822,065 and $705,404 respectively                         357,935         471,935
Deposits                                                       50,000          50,000
                                                         ------------    ------------
     Total Other Assets                                       407,935         521,935
                                                         ------------    ------------
     Total Assets                                        $  8,978,062    $ 10,231,617
                                                         ============    ============
Liabilities and Stockholders' Capital Deficiency

Current liabilities:
Notes payable under lines of credit                      $  5,000,000    $  5,000,000
Notes payable to affiliates                                 5,368,272              --
Obligations under capital leases-Current
Portion                                                        90,068         109,258
Accounts Payable - trade                                      690,913         667,202
Accounts Payable - affiliates                                      --          16,062
Accrued Liabilities                                         1,063,646         901,032
Taxes payable                                                  29,862          38,720
                                                         ------------    ------------
     Total Current Liabilities                             12,242,761       6,732,274
                                                         ------------    ------------

Note Payable under Line of Credit Agreement                        --       4,500,000
Obligation under Capital Leases                                53,768          93,543
Taxes Payable                                                  30,496          55,861
                                                         ------------    ------------
     Total Liabilities                                     12,327,025      11,381,678
                                                         ------------    ------------
Stockholders' Capital Deficiency:
Common Stock, $.002 par value, 20,000,000 shares
authorized, shares issued and outstanding,
5,931,346 at June 30, 1998 and December 31, 1997               11,862          11,862
Additional Paid-In Capital                                  5,694,806       5,694,806
Accumulated Deficit                                        (9,055,631)     (6,816,643)
Notes Receivable - employees                                       --         (40,086)
                                                         ------------    ------------
Total Stockholders' Capital Deficiency                     (3,348,963)     (1,150,061)
                                                         ------------    ------------
     Total                                               $  8,978,062    $ 10,231,617
                                                         ============    ============

The accompanying notes are an integral part of these condensed financial statements.

RADYNE CORP.
CONDENSED STATEMENT OF OPERATIONS
(Unaudited)

                                                      Three Months Ended            Six Months Ended
                                                June 30, 1998  June 30, 1997  June 30, 1998  June 30, 1997
Net Sales                                        $ 2,717,965    $ 2,811,596    $ 6,666,465    $ 5,552,264
Cost of Sales                                      2,669,607      1,654,095      5,424,435      3,333,906
                                                 --------------------------------------------------------
                       Gross Profit                   48,358      1,157,501      1,242,030      2,218,358
                                                 --------------------------------------------------------
Operating Expenses:
Selling, general and administrative                  868,070        926,780      1,737,556      1,738,061
Research and development                             708,700        572,079      1,367,644      1,123,721
                                                 --------------------------------------------------------
                       Total Operating Expenses    1,576,770      1,498,859      3,105,200      2,861,782
                                                 --------------------------------------------------------
Loss from operations                              (1,528,412)      (341,358)    (1,863,170)      (643,424)

Interest Expense - Net                               198,217        162,961        375,818        335,048
                                                 --------------------------------------------------------
Net (Loss)                                       $(1,726,629)   $  (504,319)   $(2,238,988)   $  (978,472)
                                                 ========================================================

Basic and Diluted Net (loss) per common shares   $     (0.29)   $     (0.11)   $     (0.38)   $     (0.24)
                                                 ========================================================
Weighted average number of common shares
outstanding                                        5,931,346      4,443,110      5,931,346      4,122,303
                                                 ========================================================

The accompanying notes are an integral part of these condensed financial statements.

RADYNE CORP.
CONDENSED STATEMENT OF CASH FLOWS
(Unaudited)

                                                                 Six Month Ended  Six Month Ended
                                                                  June 30, 1998    June 30, 1997
OPERATING ACTIVITIES:
Net Loss                                                           $(2,238,988)     $  (978,473)
Adjustments to reconcile net loss to cash flows used
          in operating activities:
          Depreciation and Amortization                                261,603          222,065

Changes in operating assets and liabilities:
          Accounts Receivable                                          738,128          394,620
          Inventories                                                  696,411       (1,630,695)
          Prepaid and Other Current Assets                              16,837          (23,506)
          Accounts Payable - Trade                                      23,711           12,210
          Accounts Payable - Affiliates                                (16,062)        (436,362)
          Accrued Liabilities                                          162,614         (157,487)
          Taxes Payable                                                (34,223)         (20,105)
                                                                   -----------------------------
             Net Cash used in Operating Activities                    (389,969)      (2,617,733)
                                                                   -----------------------------
Cash flows from investing activities:
Capital Expenditures                                                  (215,468)        (356,282)
                                                                   -----------------------------
Cash flows from financing activities:
          Net Borrowing from or (Payment on) Notes Payable under
          Line of Credit Agreements                                 (4,500,000)       5,506,180
          Proceeds from Notes Payable to Affiliates                  5,368,272               --
          Payments on Notes Payable to Affiliates                           --       (6,600,000)
          Net Proceeds from sale of common stock                            --        5,154,802
          Notes Receivable - employees                                  40,086          (96,500)
          Principal payments on capital lease obligations              (58,965)         (10,158)
                                                                   -----------------------------
             Net Cash provided by financing activites                  849,393        3,954,324
                                                                   -----------------------------

Net increase (decease) in Cash                                         243,956          980,309
Cash, Beginning of year                                                569,692          186,488
                                                                   -----------------------------
Cash, End of Period                                                $   813,648      $ 1,166,797
                                                                   =============================
Supplemental Disclosure of cash flow information:
          Interest paid                                            $   313,602      $   367,509
                                                                   =============================

The accompanying notes are an integral part of these financial statements.

RADYNE CORP.

Notes to Condensed Financial Statements

(Information for June 30, 1998 and June 30, 1997 is Unaudited)

1.       Business

         Radyne Corp. (the "Company") was incorporated on November 25, 1980 and commenced operations on May 22, 1981. On August 12, 1996 the Company became a majority owned subsidiary of Stetsys US, Inc ("ST"). The Company designs, manufactures and sells products, systems and software used for the transmission and reception of data over satellite and cable communications networks.

2.       Summary of Significant Accounting Policies

         (a)      Basis of presentation

         The interim unaudited condensed financial statements furnished reflect all adjustments which are, in the opinion of management, necessary for a fair statement of financial position as of June 30, 1998 and the results of operations for the three and six months ended June 30, 1998 and 1997, and cash flows for the six months ended June 30, 1998 and 1997. Such adjustments are of a normal recurring nature. The financial statements and notes have been prepared in accordance with the requirements of Form 10-Q and consequently do not include all of the disclosure normally required by generally accepted accounting principles. This information should be read in conjunction with the financial statements included in the Company's Form 10-K for the year ended December 31, 1997.

         The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year.

         (b)      Revenue Recognition

         The Company recognizes revenue upon shipment of products.

         (c)      Inventories

         Inventories, consisting of satellite modems, converters and related products, are valued at the lower of cost (first-in, first-out) or market value including material, direct labor and overhead costs.

         (d)      Property and Equipment

         Property and equipment are stated at cost. Expenditures for repairs and maintenance are charged to operations as incurred, and improvements that extend the useful lives of assets are capitalized. Depreciation and amortization of machinery and equipment are computed using the straight-line method over the estimated useful lives of three to seven years.

         (e)      Designs and Drawings

         The valuation of designs and drawings is the result of adjustments made by the Company to adopt Fresh Start reporting in accordance with AICPA Statement of Position 90-7, `Financial Reporting By Entities in Reorganization Under the Bankruptcy Code,' and represents the excess reorganization value that has been applied to the acquired technology supporting the Company's products. Amortization of designs and drawings is computed using the straight-line method over an estimated useful life of four to seven years.

         (f)      Research and Development

         The cost of research and development is charged to expense as incurred.

         (g)      Taxes on Income

         Radyne will file a consolidated federal income tax return with ST through June 1997 (conclusion of the below described Rights Offering). Subsequent to June 1997, Radyne will file separate federal income tax returns. Income taxes have been computed as if the Company filed separate income tax returns for each year.

         The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future consequences attributed to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Differences between income for financial and tax reporting purposes arise primarily from amortization of certain designs and drawings and accruals for warranty reserves and compensated absences. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rate is recognized as income in the period that includes the enactment date.

         (h)      Earnings (Loss) Per Share

         The Company presents earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share ("SFAS No. 128"). SFAS No. 128 prescribes a presentation of basic earnings per share, which is calculated utilizing only weighted average common shares outstanding, and a diluted earnings per share which gives effect to all dilutive potential common shares outstanding during the reporting periods.

         (i)      Rights Offering

         In November 1996 the Board of Directors approved the distribution to stockholders, other than the Company's principal stockholder, ST, of subscription rights for the purchase of up to 215,833 shares of the Company's common stock at a price of $2.50 per share. The Board of Directors further approved the distribution of subscription rights to an affiliate of ST to purchase up to 2,040,000 shares of the Company's common stock at a price of $2.50 per share. This Rights Offering became effective on May 12, 1997 and was concluded in June. ST's affiliate exercised 1,976,000 of its rights and individuals associated with such affiliate exercised another 34,000. 51,525 rights issued to stockholders other than ST were also exercised. In a related offering under the Company's Incentive Stock Option Plan, 110,100 shares of the Company's common stock were purchased by employees at $2.50 per share. Total proceeds received from the Rights Offering were partially offset by $336,000 of associated costs. The proceeds from the exercise of these rights were used, in part, to satisfy notes payable to affiliates.

         (j)      Comprehensive Income

         The Company adopted Statement of Financial Accounting Standards No. 130 Reporting Comprehensive Income, in the quarter ended March 31, 1998. Comprehensive income is the same as net income for the quarter.

Notes to Financial Statements

  3   Inventories                               June 30, 1998  December 31, 1997
                                                  Unaudited         Audited
      Inventories consist of the following:

      Raw materials and components               $ 3,013,000      $ 2,605,397
      Work in Process                              1,178,007        1,124,929
      Finished Goods                                 682,502        1,950,594
                                                 ----------------------------
      Subtotal                                     4,873,509        5,680,920
                                                 ----------------------------
      Less Valuation Allowance                      (180,000)        (291,000)
                                                 ----------------------------
      Total                                      $ 4,693,509      $ 5,389,920
                                                 ============================

      The Company expensed $911,000 to revalue inventory including revisions to standard costs and a provision for obsolescence.

  4   Property and Equipment                    June 30, 1998  December 31, 1997
                                                  Unaudited         Audited
      Property and Equipment consist of the
      following:

      Machinery and Equipment                    $ 1,480,340      $ 1,298,715
      Furniture and Fixtures                         407,391          373,548
                                                 ----------------------------
      Subtotal                                     1,887,731        1,672,263
                                                 ----------------------------
      Less: Accumulated depreciation                (497,315)        (349,712)
                                                 ----------------------------
      Total                                      $ 1,390,416      $ 1,322,551
                                                 ============================

  5   Accrued Liabilities                       June 30, 1998  December 31, 1997
                                                  Unaudited         Audited
      Accrued liabilities consist of the
      following:

      Wages and related payroll taxes            $   392,970      $   486,840
      Interest Expense                               246,185          183,968
      Professional fees                               81,000           85,500
      Warranty Reserve                               105,000          105,000
      Other                                          238,491           39,724
                                                 ----------------------------
      Total                                      $ 1,063,646      $   901,032
                                                 ============================

6.       Related Party Transactions

         Sales to Engineering and Technical Services, Inc. and Agilis Communication Technologies Pte Ltd, companies under common control with Radyne, for the three months ended June 30, 1998 and 1997 were $111,575 and $121,160, respectively. Cost of such sales for the same periods were $70,244 and $90,567, respectively. For the six months ended June 30, 1998 and 1997 sales were $149,756 and $466,210, respectively. Cost of such sales for the same periods were $81,703 and $348,494, respectively.

         Accounts Receivable from affiliates at June 30, 1998 and December 31,1997 was $52,260 and $19,505, respectively.

         Notes payable to affiliate (ST) outstanding at June 30, 1998 and December 31, 1997 were $5,368,272 and $ 0, respectively. These notes bear interest at rates from 6.625% to 6.844% and mature at various dates between January 4, 1999 and January 15, 1999.

         Interest expense on notes payable to affiliates was $73,926 and $57,610 for the three months ended June 30, 1998 and 1997, respectively. For the six months ended June 30, 1998 and 1997, interest expense on notes payable to affiliates was $166,012 and $105,929, respectively.

         Accrued interest on notes payable to affiliates was $166,012 at June 30, 1998 compared to $0 at December 31, 1997.

7.       Notes Payable

The Company had a note payable under a line of credit agreement with a bank that permitted borrowings of up to $4,500,000. At December 31, 1997, outstanding borrowings against the line were $4,500,000 plus accrued interest. On January 15, 1998, the Company repaid the note and related accrued interest with the proceeds from affiliated debt. The bank line was subsequently terminated.

The Company has a $5,500,000 credit agreement with a bank that includes $5,000,000 under an uncommitted line of credit facility and facilities for bank guarantees and/or standby letters of credit of up to $500,000. An ST affiliate has issued a nonbinding letter of awareness in connection with this credit agreement. Borrowings under the line of credit bear interest at a fluctuating rate equal to LIBOR or Citibank's Quoted Rate plus 1 percent per annum (6.688% to 6.844% as of June 30, 1998). At June 30, 1998 and December 31, 1997,
outstanding borrowings against the line were $5,000,000. The credit agreement requires that the Company maintain certain financial leverage ratios. The Company is currently not in compliance with this requirement. This credit facility is an uncommitted line of credit, which the bank may modify or cancel without prior notice.

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

         Results of operations for the three month period ended June 30, 1998 compared to the three month period ended June 30, 1997, were as follows:

         The Company's net sales decreased 3% to $2,717,965 during the period ended June 30, 1998 from $2,811,596 during the period ended June 30, 1997. Meager shipments to the Southeast Asian markets, due to the current economic crisis in the region, as partially offset by increased sales to other regions, was the primary reason for the sales decrease.

         The Company's cost of sales increased to $2,669,607 (98% of sales) during the period ended June 30, 1998 from $1,654,095 (59% of sales) during the period ended June 30, 1997. Start-up costs associated with the delivery of new products to the market place accounted for the high period costs. The Company expensed $911,000 to revalue inventory including revisions to standard costs and a provision for obsolescence.

         Selling, general and administrative costs decreased to $868,070 (32% of sales) during the current period from $926,780 (33% of sales) during the period ended June 30, 1997. The decreased level of expenses for the period was, in part, a result of lower commission expenses.

         Research and development expenditures increased to $708,700 (26% of sales) during the current period from $572,079 (20% of sales) during the period ended June 30, 1997. The increased level of expenses for the period was a result of the Company's redirection of efforts to marketing our newer lines of products, the result of which was to raise the urgency for finishing the development phase of the newer lines and to build improved features into current lines.

         Net interest expense increased from $162,961 in the period ended June 30, 1997 to $198,217 in the current period due mainly to an increase in the Company's debt level.

         Based on the decreases in margins and higher research and development costs, the Company experienced a net loss of ($1,726,629) during the period ended June 30, 1998 as compared with a net loss of ($504,319) during the period ended June 30, 1997.

         The Company's new-orders-booked (Bookings) decreased to $3,118,962 for the current period from $5,341,368 for the period ended June 30, 1997.

         The Company's level of unfilled-orders-to-ship (Backlog) increased 45% to $6,202,307 for the current period from $4,269,002 at June 30, 1997 primarily due to the record level of Bookings received during prior periods. Due to the continuing nature of the economic crisis in Asia, the Company has eliminated approximately $990,000 from its December 31, 1997 backlog associated with orders from the region.

RADYNE CORP

Item 2 - Management's Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations

         Results of operations for the six month period ended June 30, 1998 compared to the six-month period ended June 30, 1997, were as follows:

         The Company's net sales increased 20% to $6,666,465 during the period ended June 30, 1998 from $5,552,264 during the six month period ended June 30, 1997 as a result of the Company's introduction of new products during and after the prior period. A substantial portion of the sales increase (17% of sales) came from the new "High-Speed" product lines that have enjoyed tremendous market acceptance. Other products which contributed to the increase were the RCS-10 and RCS-20 subsystems with their associated modems, the new DMD-2401 modem and the RF product lines.

         The Company's cost of sales as a percentage of net sales increased to 81% during the period ended June 30, 1998 from 60% during the six month period ended June 30, 1997. Start-up costs associated with the delivery of new products to the market accounted for the major portion of the increase in costs. The Company expensed $911,000 to revalue inventory including revisions to standard costs and a provision for obsolescence.

         Selling, general and administrative costs decreased to $1,737,556 (26% of sales) during the current period from $1,738,061 (31% of sales) during the six month period ended June 30, 1997. The reduction as a percentage of sales was primarily due to the increased level of sales for the period.

         Research and development expenditures increased to $1,367,644 (21% of sales) during the period ended June 30, 1998 from $1,123,721 (20% of sales) during the six month period ended June 30, 1997. The increased level of expenses for the period is a result of the Company's continued commitment to invest in its' future through technological advances and its' efforts to improve our older product lines for manufacturability and lower costs.

         Net interest expense increased from $335,048 (6% of sales) in the six month period ended June 30, 1997 to $375,819 (6% of sales) in the current period due to an increase in the Company's debt level.

         Based on the increases in costs and expenses as outlined above, the Company experienced a net loss of ($2,238,989) during the period ended June 30, 1998 as compared with a net loss of ($978,472) during the six months ended June 30, 1997.

         The Company's new-orders-booked (Bookings) increased 10% to $8,054,709 for the six month period ended June 30, 1998 from $7,348,001 for the period ended June 30, 1997. This increase was primarily due to the successful introduction of certain new product lines to the market during and after the period ended June 30, 1997.

         The Company's level of unfilled-orders-to-ship (Backlog) increased 45% to $6,202,307 at June 30, 1998 from $4,269,002 at June 30, 1997 primarily due to the increased Bookings referred to above and like increases in the previous six months. Due to the continuing nature of the economic crisis in Asia, the Company has eliminated approximately $990,000 from its December 31, 1997 backlog associated with orders from the region.

Year 2000 Issue

         The Company is in the process of performing a comprehensive review of its Year 2000 issues and has completed its review of internal systems. The majority of the Company's application software programs are purchased from and maintained by vendors. Therefore, the Company is working with these software vendors to verify these applications become Year 2000 compliant.

         The Company presently believes that with modifications and updates to existing software, the cost of which is not expected to be material, the Year 2000 problem will not pose significant operational problems for the Company's internal systems.

As part of the Company's comprehensive review, it is continuing to verify the Year 2000 readiness of third parties (vendors and customers) with whom the Company has material relationships. The Company is not able to determine the effect on the Company's results of operations, liquidity and financial condition in the event the Company's material vendors and customers are not Year 2000 compliant. The Company will continue to monitor the progress of its material vendors and customers and formulate a contingency plan at that point in time when the Company does not believe a material vendor or customer will be compliant.

Liquidity and Capital Resources

         The Company's working capital deficit was ($5,063,050) at June 30, 1998, a decrease in working capital of ($6,717,907) from $1,654,857 at December 31, 1997. The proceeds of a $5,368,272 short term loan from affiliate ST, were used, in part, to satisfy the $4,500,000 long term debt to a bank. This action and the current period loss are the primary reasons for the reduction in working capital.

         Net cash used in operating activities was $389,969 for the current period, as compared to $2,617,733 used in the six-month period ended June 30, 1997. The primary reason for the reduction of cash used for operating activities during the current period was changes in inventory levels and accounts payable to affiliates.

         Cash used in investing activities, consisting of additions to equipment, was $215,468 for the current period as compared to the prior period amount of $356,282.

         The Company derived net cash from financing activities of $849,393 and $3,954,324 during the periods ended June 30, 1998 and 1997, respectively. The primary reason for the difference in cash generated from financing activities during the respective periods was the sale of common stock in 1997.

         As a result of the foregoing, the Company increased its cash balances by $243,956 during the current period, compared to an increase in cash balance of $980,309 for the six-month period ended June 30, 1997.

         The Company believes that its working capital, along with borrowings available from its bank and other commitments from its affiliates, and anticipated cash flow from operations will provide adequate sources to fund operations for at least the next twelve months.

Item 4 - Submission of Matters to a Vote of Security Holders.

         The annual meeting of shareholders was held on May 5, 1998. Proxies were neither solicited nor given. 5,378,000 shares were represented at the meeting. The following matters were voted on at the meeting:

         (1) The board of directors was reelected in its entirety by all 5,378,000 shares represented at the meeting.

         (2) Amendment of the Company's Certificate of Incorporation (A) prescribing a majority vote of outstanding shares for the adoption or approval of a plan of merger or consolidation, the sale, lease, exchange or other disposition of all or substantially all of the assets of the Company, or a plan of binding share exchanges, and (B) permitting the shareholders to act without a meeting by written consent of the holders of less than all of the outstanding shares. All 5,378,000 shares represented at he meeting were voted in favor of both amendments.

         (3) Ratification of the selection of Deloitte & Touche LLP as the Company's independent accountants for the fiscal year ended December 31, 1997. All 5,378,000 shares represented at the meeting were voted in favor of ratification.

                           PART II - OTHER INFORMATION

Item 6 -          Exhibits and Reports on Form 8-K.

                  (a)      Exhibit          Description
                           -------          -----------

                   3.1     Restated Certificate of Incorporation
                   3.2*    Bylaws, as amended and restated
                   27      Financial Data Schedule

                  (b) No reports on Form 8-K were filed during the quarter covered by this report.
                  * Incorporated by reference from Registrant's report on Form 10-Q, filed March 11, 1997.

                                   SIGNATURES

In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 13, 1998                               RADYNE CORP.


                                            By: /s/ Robert C. Fitting
                                               ---------------------------------
                                                     Robert C. Fitting
                                                     President


                                            By: /s/ Garry D. Kline
                                               ---------------------------------
                                                     Garry D. Kline
                                                     Chief Financial Officer